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15048095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palazzo Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 West 57th Street 17th Floor
(No. and Street)

New York NY 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin Nebbia
(Name – *if individual, state last, first, middle name*)

375 Passaic ave Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PALAZZO SECURITIES, LLC

(S.E.C. NO. 8-68792)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL EXEMPTION REPORT
******

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PALAZZO SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

Palazzo Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Palazzo Securities, LLC as of December 31, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Palazzo Securities, LLC at December 31, 2014 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 19, 2015

PALAZZO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	18,738
Prepaid expense		5,796
Total Assets	$	24,534

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued liabilities	$	2,457
Total liabilities		2,457
Commitments and Contingencies		
Member's Equity		22,077
Total Liabilities and Member's Equity	$	24,534

See notes to the statement of financial condition.

PALAZZO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note A – Organization and Significant Accounting Policies

Palazzo Securities, LLC (the "Company") is a New York limited liability company whose sole member is P A Palazzo LLC (the "Parent"), a New York limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

Note B – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Income Taxes

The Company is not subject to federal income taxes. All taxable income (loss) and tax credits are reported on the tax returns of the Parent company. The Parent has no open tax years subject to examination prior to December 31, 2011 and has not been subject to any significant income tax related penalties or interest for period presented in these financial statements. At December 31, 2014, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no penalties or interest for the year ended December 31, 2014.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2015, the date the financial statements were available to be issued. Based on this evaluation the Company has determined that no subsequent events have occurred.

Note C – Concentration

One client accounted for approximately 95% of advisory fee revenue for the year ended December 31, 2014.

The Company maintains deposits in a financial institution that at times exceeds the insured amount of $250,000 provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The excess amount at December 31, 2014 was $0.

Note D – Related Party Transactions – Allocated Expenses

The Company and the Parent entered into an administrative services agreement in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company will reimburse the Parent for such expenses. Subsequent thereto, the Company and the Parent have entered into multiple agreements whereby the Parent may forego payment from the Company and the Company has accepted such debt forgiveness as additional capital contributions.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $16,281, which was $11,281 in excess of its required net capital of $5,000. The Company's net capital ratio was .15 to 1.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Palazzo Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Palazzo Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Palazzo Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Palazzo Securities, LLC stated that Palazzo Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Palazzo Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palazzo Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 19, 2015

Rule 15c3-3 Exemption Report
December 31, 2014

Palazzo Securities, LLC ("the Company")

The Company, to its best knowledge and belief, during 2014, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.

Name: Patrick J. Marron
Title: Financial and Operations Principal
Date: February 19, 2015